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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Corautus Genetics Inc.
(formerly known as GenStar Therapeutics Corporation)

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

218139-10-3

(CUSIP Number)

James H. Davis, Ph.D.
Human Genome Sciences, Inc.
9410 Key West Avenue
Rockville, Maryland 20850-3338
(301) 309-8504

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 218139-10-3			Page 2 of 5 pages

1.	Name of Reporting Person: Human Genome Sciences, Inc.		I.R.S. Identification Nos. of above persons (entities only): 22-3178468

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*(1)
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Exchange of 7,949,133 shares of Vascular Genetics Inc. Common Stock held by Reporting Person

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 11,095,698

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,095,698(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,095,698 - All Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.5%

14.	Type of Reporting Person (See Instructions): CO

(1)  Pursuant to that certain Stockholders Agreement, dated as of September 12, 2002, Human Genome Sciences, Inc. agreed to not transfer any shares of Corautus Genetics Inc stock it holds prior to November 2, 2003. Additionally, pursuant to that certain Agreement and Plan of Reorganization by and among Vascular Genetics Inc., GenStar Therapeutics Corporation, and Genesis Acquisition Corp., dated September 12, 2002, as amended, 1,161,482 shares of the above listed stock will be held in escrow until September 12, 2004 to satisfy potential indemnity obligations of Vascular Genetics stockholders to GenStar.

CUSIP No. 218139-10-3	13D	Page 3 of 5 pages

 Item 1.     Security and Issuer.

Class of Equity Securities:                    Common Stock, Par Value $0.001 per share

Name of Issuer:                                      Corautus Genetics Inc. (formerly known as GenStar Therapeutics Corporation)

Address of Issuer's
Principal Executive Officers:                 10300 Barnes Canyon Road
                                                                San Diego, CA  92121
                                                                (858) 450-5949

Item 2.     Identity and Background.

(a)        The name of the person filing this statement is Human Genome Sciences, Inc., a Delaware corporation ("HGS").

(b)        The address of the principal office and principal place of business of HGS is 9410 Key West Avenue, Rockville, Maryland 20850.

(c)        As its principal business, HGS seeks to treat and cure disease by bringing new gene-based drugs to patients.

(d)        During the past five years, HGS has not been convicted in a criminal proceeding.

(e)        During the past five years, HGS has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which HGS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)         Delaware corporation

Item 3.     Source and Amount of Funds or Other Consideration.

The source and amount of consideration used to acquire the shares was 7,949,133 shares of Vascular Genetics Inc. common stock.  See Item 4 below for a description of the transaction.

Item 4.     Purpose of Transaction.

On February 5, 2003, GenStar Therapeutics Corporation ("GenStar") completed a merger with Vascular Genetics Inc. ("Vascular Genetics") based upon the Agreement and Plan of Reorganization dated as of September 12, 2002, as amended, and related agreements (the "Merger Agreement"), by and among GenStar, Genesis Acquisition Corporation, a wholly owned subsidiary of GenStar, and Vascular Genetics.  Pursuant to the Merger Agreement, Genesis Acquisition Corporation was merged with and into Vascular Genetics, with Vascular Genetics surviving the merger and becoming a wholly owned subsidiary of GenStar (the "Merger"). Upon consummation of the Merger, GenStar changed its name to Corautus Genetics Inc.

In connection with the Merger, HGS was issued 11,095,698 shares of Common Stock of Corautus Genetics Inc., in exchange for HGS's 7,949,133 shares of Common Stock of Vascular Genetics. Of these shares, HGS directly received 9,934,216 shares and the remaining 1,161,482 shares ("Escrow Shares") are held in escrow until September 21, 2004 to satisfy potential indemnity obligations of Vascular Genetics stockholders to GenStar following the closing of the Merger.  In the event the Escrow Shares are not used for such indemnification, the shares will be distributed to HGS. HGS retains voting rights for the Escrow Shares.  Additionally, HGS became party to the Stockholders Agreement, dated as of September 12, 2002, wherein HGS agreed to certain transfer restrictions on the Corautus Genetics Inc. shares HGS holds.  These transfer restrictions terminate on November 2, 2003.

CUSIP No. 218139-10-3	13D	Page 4 of 5 pages

Item 5.      Interest in Securities of the Issuer.

(a)        Amount beneficially owned:               11,095,698
             Percent of class:                                  17.5%

(b)        Number of shares as to which the reporting person has:

(i)          Sole power to vote or direct the vote:                              11,095,698
(ii)         Shared power to vote or direct the vote:                           -0-
(iii)        Sole power to dispose or to direct the disposition:           -0-
(iv)        Shared power to dispose or to direct the disposition:      11,095,698

 (c)         Information contained in Item 4 above is incorporated herein by reference.

(d)          Not applicable.

(e)          Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, to the knowledge of Reporting Person, there are no contracts, arrangements, understandings or relationships among the person named in Item 2 and other persons with respect to any securities of the Company.

Item 7.       Material to be Filed as Exhibits.

Exhibit 7.1    Agreement and Plan of Reorganization, dated as of September 12, 2002, as amended, by and among GenStar Therapeutics Corporation, Genesis Acquisition Corporation and Vascular Genetics Inc. (included as Annex A-1 to the GenStar Proxy Statement/Prospectus dated December 19, 2002 included in GenStar's Registration Statement on Form S-4/A (Registration No. 333-101606), and incorporated herein by reference).

Exhibit 7.2    Stockholders Agreement, dated September 12, 2002, by and among GenStar Therapeutics Corporation, Genesis Acquisition Corporation, Vascular Genetics Inc., and certain Vascular Genetics Inc. stockholders (included as Exhibit 99.9 to GenStar Therapeutic Corporation's Registration Statement on Form S-4/A dated December 19, 2002 (Registration No. 333-101606), and incorporated herein by reference).

Exhibit 7.3    Form of Escrow Agreement, by and among GenStar Therapeutics Corporation, Genesis Acquisition Corporation, Vascular Genetics Inc., Century Capital Associates LLC, and U.S. Bank Trust National Association (included as Exhibit 2.9 to GenStar Therapeutic Corporation's Registration Statement on Form S-4/A dated December 19, 2002 (Registration No. 333-101606), and incorporated herein by reference).

CUSIP No. 218139-10-3	13D	Page 5 of 5 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003

HUMAN GENOME SCIENCES, INC.

By: /s/ James H. Davis

Name: James H. Davis, Ph.D. Title: Senior Vice President and General Counsel